FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405
Attn:	George Rose, Esq.
Chief Legal Officer
(310) 255-2603

August 7, 2009	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

BY ELECTRONIC TRANSMISSION

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Activision Blizzard, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
No. 001-15389

Dear Mr. Gilmore:

We are in receipt of the letter, dated June 30, 2009, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s further comments as set forth below.  Our responses are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.                                     We note your response to prior comment 2 where you indicate that you do not believe that supplemental pro forma financial information would have been meaningful, and that pro forma results based on historical data would not have been comparable to future results given the impact of restructuring and streamlining efforts.  However, it appears that the comparability of revenues and cost of sales would be improved with the inclusion of the Activision element of the business all periods presented.  Tell us how you considered whether providing a discussion based upon pro forma financial information would improve the comparability of your revenue and costs of sales and provide material information to investors.

Response:  The Company has carefully considered the Staff’s comments, and has reviewed its disclosures in order to improve the comparability of information regarding the business conducted by Activision, Inc. prior to consummation of the business combination.

Accordingly, the Company intends to include in future filings, beginning with the 10-Q for the quarterly period ended June 30, 2009, supplemental pro forma financial information that immediately follows the “Operating Highlights” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  This presentation will provide pro forma revenues and operating income, including those of historical Activision, Inc., for all periods presented.  The manner in which the information is presented will be consistent with the Company’s segment disclosure, and a reconciliation will also be provided that includes: i) reported financial information; ii) Activision, Inc.’s historical information for periods prior to the business combination; and iii) pro forma adjustments.  After careful consideration of the Staff’s comment, the Company drafted this supplemental information in a manner that it believes most appropriately:  i) presents comparable information; ii) presents pro forma information in accordance with Article 11 of Regulation S-X; and iii) presents information in a manner consistent with the guidance in the Staff’s Financial Reporting Manual, Section 9220.7.

Additionally, upon completion of the Staff’s review of this letter, the Company would amend its 10-K for the year ended December 31, 2008, to similarly include this supplemental information for the periods presented, as attached hereto in Exhibit A.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

2.                                     We note your response to prior comment 4 where you indicate that you will provide an updated audit report in your next 10-K or registration statement if filed sooner.  We believe that the omission of the reference to PCAOB standards also necessitates revision to your 10-K for the year ended December 31, 2008.  Please amend your filing to include a revised audit report.

Response:  We will file a 10-K/A for the year ended December 31, 2008 containing an audit report that references the PCAOB standards.

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

3.                                     Please expand upon your response to prior comment 5 by explaining to us why you determined it was appropriate to change the weighting of factors considered in determining if The Burning Crusade had standalone value.  Clarify for us the specific factors considered and the weighting applied to each factor both before and after the business combination.  Additionally, please tell us how your accounting for The Burning Crusade expansion pack correlated to your accounting for other World of Warcraft product sales prior to the business combination, and tell us whether such products could be resold on a standalone basis.

Response: For additional clarity, we have organized our response under the following three subheadings that correspond to the Staff’s individual questions:

•                  Clarify for us the specific factors considered and the weighting applied to each factor both before and after the business combination.

•                  Explain to us why you determined it was appropriate to change the weighting of factors considered in determining if The Burning Crusade had standalone value.

•                  Tell us how your accounting for The Burning Crusade expansion pack correlated to your accounting for other World of Warcraft product sales prior to the business combination, and tell us whether such products could be resold on a standalone basis.

Clarify for us the specific factors considered and the weighting applied to each factor both before and after the business combination.

Prior to the business combination, Vivendi Games concluded that the sale of The Burning Crusade expansion pack was a multiple element arrangement which included the delivered elements of: 1) the World of Warcraft base software previously released in 2004 and delivered to the customer, 2) the current month’s on-going subscription service, and 3) The Burning Crusade expansion pack.  Vivendi Games further concluded that The Burning Crusade could be appropriately accounted for under EITF 00-21 as a separate accounting unit given that the expansion pack had standalone value to the customer since the customer could resell the software on a stand alone basis.

As noted in our response to the Staff’s prior comment 5, the Company believes that there are various factors that must be considered when evaluating whether The Burning Crusade should be viewed as having standalone value when sold to a subscriber as part of a multiple-element arrangement, and that the evaluation of such factors requires the use of significant professional judgment.

In evaluating the sales of The Burning Crusade, prior to the business combination, Vivendi Games considered the following factors:

•                  The Burning Crusade expansion pack is not essential to the functionality of The World of Warcraft base software and subscription, which continue to have full functionality and stand-alone value without the expansion pack.

•                  The Burning Crusade provides an existing subscriber with an immediate enhancement in game play on the day the expansion module is activated, and thus has an instant benefit to an experienced player.  Additionally, it was unclear at the time the original accounting conclusion was reached if customer purchases of The Burning Crusade, the first major expansion pack for the franchise, would result in customers extending their subscription period, and, if so, for how long average customers subscription periods may extend.

•                  Vendor-specific objective evidence of fair value had been established for the undelivered element, being the subscription service, given that Vivendi Games had charged $14.99 per month since the inception of the game.  The company also notes that this amount is comparable to the prices charged by others to subscribers of games similar to World of Warcraft.

•                  A secondary market had developed for The Burning Crusade.  Due to the inherent demand for the product, there was an immediate market after retail release for new copies of The Burning Crusade in the secondary markets, because the initially shipped units at launch were rapidly sold out.  For example, unused and used copies of The Burning Crusade on a stand alone basis were bought and sold on eBay and similar sites. In fact, copies of The Burning Crusade are still available for purchase on eBay today.  The company also noted that the transfer of the rights to the expansion pack was contemplated and allowed by the terms of customers’ End User License Agreements.

Therefore in consideration of these factors, in particular the weighting given to the existence of the active secondary market in which the expansion packs were resold, Vivendi Games concluded that The Burning Crusade expansion pack had observable stand-alone value to the customer.  It believed that this conclusion was consistent with the guidance in paragraph 9.a of EITF 00-21, which states that an item has standalone value if “the customer could resell the delivered item(s) on a standalone basis.”

After the business combination, revenue recognition for expansion pack software was reconsidered by the combined company’s new management (i.e., current management) in light of the upcoming launch of the second expansion pack software, Wrath of the Lich King (which launched on November 13, 2008, 5 months after the business combination occurred).

Although current management believes that Vivendi Games reached a reasonable conclusion as to whether The Burning Crusade had standalone value, it decided to reconsider the accounting judgment made and the weighting previously given to the factors by Vivendi Games. When evaluating whether expansion pack software, including The Burning Crusade, has stand-alone value, the following additional factors (some of which were unknown at the time of Vivendi Games’ original determination) were also considered by current management after the business combination:

•                  Consumers are unable to utilize the features of expansion pack software without the monthly subscription service. Further, the consumer generally experiences the intended full functionality and features of the expansion pack software only over an extended subscription service period.

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc.

Request #1

•                  Based on average subscriber life information (both for periods observable prior to the launch of the first expansion pack, and after the launch of the first expansion pack; and both for subscribers who purchased The Burning Crusade expansion pack software and subscribers that did not), customers who purchased the expansion pack software extended their subscription periods (with an average subscriber life of [**] months for those who purchased The Burning Crusade, in comparison to an average subscriber life of [**] months for those who did not, which resulted in an average increase of [**] months).  With additional historical data, the Company was able to conclude that the purchase of the expansion pack extended the average subscriber life.

Activision Blizzard, Inc. respectfully requests that the information contained in Response 3 be treated as confidential information and that the Commission provide timely notice to Activision Blizzard, Inc., George Rose, Esq., Chief Legal Officer, 3100 Ocean Park Boulevard, Santa Monica, CA 90405, (310) 255-2603 before it permits any disclosure of the bracketed information contained in Request #1 in this Response 3.

•                  The subscription service is essential to the functionality of the expansion pack software.  In this regard, the fee paid by the customer for the expansion pack can be analogized to the payment of an additional up front access fee.

•                  Recognizing revenues from the boxed expansion pack software over an extended subscription service period is consistent with the Company’s evolving subscriber retention strategy of developing an expansion pack approximately every 18-24 months, which is to increase the playable contents of the original game, extend the life of the game, and hence extend the average subscriber life.

After the business combination, current management placed greater weighting on these additional factors.  Management did not assign specific weightings to particular factors but considered them in an overall assessment.

Explain to us why you determined it was appropriate to change the weighting of factors considered in determining if The Burning Crusade had standalone value.

Current management placed greater weighting on these above additional factors after the business combination for the following reasons:

•                  At the time current management made the change in accounting principle, it had the benefit of approximately 18 months of observable historical data on subscriber renewal patterns for customers who purchased The Burning Crusade (which launched in January

2007) versus customers who did not.  From this data, it was clear that the population of customers who purchased The Burning Crusade extended their subscription period.

•                  With the upcoming launch of the second expansion pack software, Wrath of the Lich King (which launched in November 2008, 22 months after the release of The Burning Crusade and 5 months after the business combination), it had become clearer that an approach of releasing a major expansion pack approximately every 18-24 months had become a strategy to extend a customer’s subscription pattern and extend the average life of a subscriber.

•                  Given the evolution of the videogame business over time, management concluded that the expansion pack software is best viewed as an integral and on-going component of the subscription service.  This approach is consistent with the company’s strategy to extend the average subscriber life with successive major expansion pack releases, and is consistent with a customer’s intent to extend their subscription period after purchasing  major expansion pack software.

Given the greater weighting placed on these additional factors, and also our consideration in assessing the change as preferable accounting (as summarized at the end of this response), management concluded that it was preferable to account for the expansion pack software as part of a single unit of accounting with the subscription service.

Tell us how your accounting for The Burning Crusade expansion pack correlated to your accounting for other World of Warcraft product sales prior to the business combination, and tell us whether such products could be resold on a standalone basis.

In regards to accounting for other World of Warcraft product sales prior to the business combination, the other products sales relate to the sale of the World of Warcraft base software product (“WOW”).  The sole function of the WOW base software product is to allow the customer to register the game using the access code contained in the boxed software package in order to activate a subscription.  The WOW base software has no functionality separate from the subscription service.  The company sells the base software to the retailer for on average $14.99, which is equal to the fee for a one-month subscription and the sale of the WOW base software includes 30 days of game play for no additional fee.  In comparison, The Burning Crusade is not sold including any free subscription time.

When the World of Warcraft game was first launched in November 2004, and the WOW base software first was purchased and subscriptions first activated by customers, it was unclear how successful the game would be and a secondary market had not developed.  Thus, to the Company’s knowledge the WOW base software was not resold on a standalone basis in a secondary market.

As such, in comparison to The Burning Crusade, the WOW base software product was not determined to have stand-alone value separate from the subscription service, and the revenue is recognized over a one-month subscription period, upon activation by the new subscriber.

* * * * * * * * * * * *

Additionally, when assessing whether a change in accounting principle was preferable, the Company considered the following:

•                  How does the change improve financial reporting, both for the Company and in comparison to peers? How does the change improve consistency of reporting among business units?

The Company believes that the deferral and subsequent recognition of the expansion pack software over the estimated remaining customer life, and thus service period, is consistent with the evolution of its non-subscription-based games.  As the online functionality of games has become more than inconsequential, the Company is deferring revenue from the sale of these games over an estimated service period to the end consumer.  In comparison to peers and the video game console industry, this approach is consistent.

•                  How does the nature of the product/service (or changes therein) better align with reporting under the proposed method?

The Company has an implied obligation to provide the online gaming service to the customer.  Just as console games with a significant online gaming component have an implied obligation and service component, so do massively multi-player online games (such as World of Warcraft) given that the customer will only experience the intended full functionality and features of the expansion pack software over an extended subscription or service period.

•                  How do external factors (e.g., market, industry, economic) support the change?

As previously discussed, the technology in the video game industry is undergoing change, and more companies have released a greater number of games with a significant online game-play component resulting in an on-going service component.  Companies in the industry are increasingly deferring revenue over an estimated service period given the obligation to continue to enable the online service component.

Given all of the above factors, under SFAS 154, we considered this a change to a preferable accounting method and not a correction of an error, and in accordance with SFAS 154, this change has been applied retrospectively to our consolidated financial statements for all prior periods, as presented in Item 9.01 to the Form 8-K that we filed on November 5, 2008.

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or George Rose, Esq., our Chief Legal Officer, at (310) 255-2603.  Please direct any further correspondence regarding this matter to Mr. Thomas Tippl at fax number (310) 255-2191.

Sincerely,

/s/ Thomas Tippl

Thomas Tippl
Chief Financial Officer

cc:	Robert A. Kotick, Activision Blizzard, Inc.
George Rose, Esq., Activision Blizzard, Inc.
Stephen Wereb, Activision Blizzard, Inc.
Jonathan Wolfman, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Rob Helmholz, PricewaterhouseCoopers LLP
Marian Cavallaro, Ernst & Young LLP

Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street, N.E., Room 5100
Washington, D.C. 20549-5100

Exhibit A

Supplemental Pro Forma Information

The consummation of the Business Combination has resulted in the businesses operated by Activision, Inc. prior to the Business Combination being included from the date of the Business Combination (i.e. from July 9, 2008 onwards), but not for prior periods.  Therefore, in the following table, we combine Activision, Inc.’s financial information with Activision Blizzard’s reported financial information to show the comparable twelve months pro forma periods ended December 31, 2008 and 2007 of Activision Blizzard. This pro forma information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the Business Combination and therefore is not necessarily indicative of results that would have been achieved had the business been combined during the periods presented. We have included schedules of reconciliation of the reported consolidated and segment financial information to the pro forma consolidated and segment financial information.  Further, see Note 14 of the Notes to Consolidated Financial Statements for details of our segment presentation.

	Twelve months ended December 31,
			Increase/
	2008	2007	(Decrease)

Pro forma net revenues:
Activision	$3,280	$2,472	$808
Blizzard	1,343	1,107	236
Distribution	410	408	2
Activision Blizzard’s core operations	5,033	3,987	1,046
Activision Blizzard’s non-core exit operations	17	10	7

Pro forma operating segments total	$5,050	$3,997	$1,053
Reconciliation to pro forma consolidated net revenues:
Net effect from deferral net revenues	(713)	(40)
Pro forma consolidated net revenues	$4,337	$3,957

Pro forma segment income (loss) from operations:
Activision	$469	$411	$58
Blizzard	704	568	136
Distribution	27	15	12
Activision Blizzard’s core operations	1,200	994	206
Activision Blizzard’s non-core exit operations	(266)	(198)	(68)

Pro forma operating segments total	$934	$796	138
Reconciliation to pro forma consolidated operating income (loss):
Net effect from deferral of net revenues and related costs of sales	(496)	(38)
Stock-based compensation expense	(181)	(225)
Restructuring expense	(93)	1
Amortization of intangible assets and purchase price accounting related adjustments	(376)	(380)
Integration and transaction costs	(42)	4

Pro forma consolidated operating income	$(254)	$158

The increases in Activision segment net revenues in the twelve months ended December 31, 2008 compared to the same periods in 2007 are mainly attributable to:

•                  Continued growth in the video game industry, despite a difficult macroeconomic and retail environment which improved our sales revenues in 2008 compared to the same period in 2007;

•                  High quality releases from our owned franchises Guitar Hero and Call of Duty; in December quarter of 2008, we released Call of Duty: World at War and Guitar Hero World Tour, and the launch of Guitar Hero World Tour band bundle products consisting of a package of software, drum, guitars and/or microphone; and

•                  The strong momentum during 2008 of Activision’s catalog sales of Guitar Hero III: Legends of Rock, Guitar Hero Aerosmith, Guitar Hero On Tour, and Call of Duty Modern Warfare.

The increases in Activision segment operating income in the twelve months ended December 31, 2008 compared to the same periods in 2007 are mainly attributable to:

•                  The increased net revenues mentioned above; partially offset by

•                  The higher cost of sales related to the manufacturing and distribution cost of the Guitar Hero World Tour band bundle product; and

•                  The unfavorable impact of changes in foreign exchange rates, with the U.S. dollar strengthened primarily in relation to the British pound, euro and Australian dollar.

Schedules of Reconciliation of Reported Consolidated and Segment Financial Information to Pro Forma Consolidated and Segment Financial Information for the Twelve Months ended December 31, 2008 and 2007

For the twelve months ended December 31, 2008, the pro forma Activision Blizzard financial information combined Activision, Inc.’s financial information for the three months ended March 31, 2008, the three months ended June 30, 2008, and the nine days period from July 1, 2008 to July 9, 2008 with Activision Blizzard’s reported financial information for the year ended December 31, 2008.  Activision, Inc.’s financial information for the three months ended March 31, 2008 and June 30, 2008 are extracted from quarterly information which has not been audited.  Activision, Inc.’s financial information from July 1, 2008 to July 9, 2008 has not been audited.

	For the twelve months ended December 31, 2008
	Reported	Activision, Inc.	Pro forma adjustments*	Pro forma Activision Blizzard
Consolidated net revenues	$3,026	$1,311	$—	$4,337
Reconciliation to segment net revenues:
Net effect from deferral net revenues	713	—	—	713
Total segment net revenues	$3,739	$1,311	$—	$5,050
Segment net revenues
Activision	$2,152	$1,128	$—	$3,280
Blizzard	1,343	—	—	1,343
Distribution	227	183	—	410
Activision Blizzard’s core operations	3,722	1,311	—	5,033
Activision Blizzard’s non-core operations	17	—	—	17
Total segment net revenues	$3,739	$1,311	$—	$5,050
Consolidated operating income (loss)	$(233)	$85	$(106)	$(254)
Reconciliation to segment operating income (loss):
Net effect from deferral of net revenues and cost of sales	496	—	—	496
Stock-based compensation	90	32	59	181
Restructuring expenses	93	—	—	93
Amortization of intangible assets and purchase price accounting related adjustments	292	—	84	376
Integration and transaction costs	29	50	(37)	42
Total segment operating income (loss)	$767	$167	$—	$934
Segment operating income (loss)
Activision	$307	$162	$—	$469
Blizzard	704	—	—	704
Distribution	22	5	—	27
Activision Blizzard’s core operations	1,033	167	—	1,200
Activision Blizzard’s non-core operations	(266)	—	—	(266)
Total segment operating income (loss)	$767	$167	$—	$934
Consolidated net income (loss)	$(107)	$59	$(64)	$(112)

For the twelve months ended December 31, 2007, the pro forma Activision Blizzard financial information combined Activision, Inc.’s financial information of each quarter of calendar year 2007 with Activision Blizzard’s reported financial information for the year ended December 31, 2007.  We extracted the financial information of each quarter of calendar year 2007 from the quarterly information which has not been audited.

	For the twelve months ended December 31, 2007
	Reported	Activision, Inc.	Pro forma adjustments*	Pro forma Activision Blizzard
Consolidated net revenues	$1,349	$2,608	$—	$3,957
Reconciliation to segment net revenues:
Net effect from deferral net revenues	40	—	—	40
Total segment net revenues	$1,389	$2,608	$—	$3,997
Segment net revenues
Activision	$272	$2,200	$—	$2,472
Blizzard	1,107	—	—	1,107
Distribution	—	408	—	408
Activision Blizzard’s core operations	1,379	2,608	—	3,987
Activision Blizzard’s non-core operations	10	—	—	10
Total segment net revenues	$1,389	$2,608	$—	$3,997
Consolidated operating income (loss)	$179	$396	$(417)	$158
Reconciliation to segment operating income (loss):
Net effect from deferral of net revenues and cost of sales	38	—	—	38
Stock-based compensation	137	43	45	225
Restructuring expenses	(1)	—	—	(1)
Amortization of intangible assets and purchase price accounting related adjustments	4	—	376	380
Integration and transaction costs	—	—	(4)	(4)
Total segment operating income (loss)	$357	$439	$—	$796
Segment operating income (loss)
Activision	$(13)	$424	$—	$411
Blizzard	568	—	—	568
Distribution	—	15	—	15
Activision Blizzard’s core operations	555	439	—	994
Activision Blizzard’s non-core operations	(198)	—	—	(198)
Total segment operating income (loss)	$357	$439	$—	$796
Consolidated net income	$227	$286	$(253)	$260

* The pro forma adjustments include the increased amortization expense resulting from the application of the purchase method of accounting ($84 million and $376 million for the twelve months ended December 31, 2008 and 2007, respectively), elimination of Activision, Inc.’s historical transaction costs ($37 million and $4 million for the twelve months ended December 31, 2008 and 2007, respectively), and an increase in stock-based compensation expense associated with the increase in the fair value of Activision, Inc.’s unvested stock awards at the closing date of the business combination ($59 million and $45 million for the twelve months ended December 31, 2008 and 2007, respectively). Pro forma adjustments are tax effected at the combined federal and state statutory rate of 39.4%.